UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 26 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	26th May 2011

AIB - proposed acquisition of EBS Limited to form one of the two pillar Irish banks

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] today announces that it has signed an agreement with the Minister for Finance (the "Minister"), the National Treasury Management Agency (the "NTMA") and EBS Building Society ("EBS") to acquire EBS (the "Transaction"). Following completion of the Transaction, EBS will operate as a wholly owned, fully licensed subsidiary of AIB. This follows the announcement by the Minister on 31 March 2011 of the Government's decision to combine EBS with AIB to form one of the two pillar Irish banks.

The Transaction has been approved by the Minister. It is expected that the Transaction will complete on 1 July 2011, following the statutory notice period required as part of the demutualisation process and satisfaction of various conditions, including the receipt of regulatory approvals.

Completion of the Transaction will be an important milestone in the creation of a reshaped and revitalised banking sector.

EBS is a savings and loan business predominantly focused on residential mortgage loans in the Irish market with c. 440,000 active customers and a network of 95 retail outlets.  At 31 December 2010, EBS reported €20.1 billion of total assets and net assets of €692 million, c. €16.5 billion of customer loans and c. €9.4 billion of customer deposits giving a loan to deposit ratio of 175%.  EBS reported a profit of €56.4 million before impairment charges for the year ended 31 December 2010.

AIB has estimated that, on a pro forma basis as at 31 December 2010, the Transaction would have had the following impact on its financial position if it had occurred in its entirety by that date.

			Estimated
	At 31 December 2010		impact of the
€ billions	Actual	Pro forma	transaction

Total assets	145.2	165.3	20.1
Risk Weighted assets	98.8	108.6	9.8
Loans - Net	86.4	102.8	16.4
Deposits	52.4	61.8	9.4
Core tier 1 capital ratio	4.0%	4.4%	0.4%
Loan to deposit ratio	164.8%	166.4%	1.6%

The Transaction will be effected pursuant to an acquisition conversion scheme mechanism under Part XI of the Building Societies Act 1989 (as amended) whereby EBS will be demutualised by conversion from a building society into a private limited company, to be called EBS Limited, the entire issued share capital of which will be held by the Minister.  AIB has agreed, subject to certain conditions, to acquire the entire issued share capital of EBS Limited from the Minister immediately upon conversion.  EBS will apply to the Central Bank of Ireland for a banking licence, which is expected to be issued prior to conversion of EBS into a private company.

Upon completion of the Transaction, EBS Limited will operate as a separately branded subsidiary of AIB with its own branch network.

The position of EBS customers will remain unchanged as a result of the Transaction and customers should continue to undertake their business as normal with EBS.

Both AIB and EBS are substantially owned by the State and, accordingly, the consideration payable by AIB for the Transaction is a nominal cash payment of €1.00.  Following completion of the Transaction, EBS will operate as a fully licensed subsidiary of AIB.  This consideration structure best protects the commercial interests of the State.

The Transaction constitutes a "related party transaction" for AIB for the purposes of the ESM Rules (being a transaction between AIB and the Minister who, through the National Pensions Reserve Fund Commission (the "NPRFC"), holds 93.1% (this holding is forecast to increase to 93.5% following the application of a late issuance adjustment in connection with the bonus issue of shares to the NPRFC announced by AIB on 13 May 2011) of the total issued ordinary share capital of AIB). The Directors of AIB (the "Directors") consider, having consulted with AIB's ESM adviser, Morgan Stanley & Co. International plc ("Morgan Stanley"), that the terms of the Transaction are fair and reasonable.  The Directors appointed by the Minister, Mr Declan Collier, Mr Dick Spring and Dr Michael Somers, have not taken part in the AIB Board's decision to proceed with the Transaction.

AIB shareholder approval is not required for the Transaction.

- ENDS -

For further information please contact:
Alan Kelly	Catherine Burke
Director of Corporate Affairs & Marketing	Head of Corporate Relations and Communications
AIB Group	AIB Group
Bankcentre	Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Morgan Stanley is acting as ongoing ESM adviser to AIB in relation to the Transaction and in no other capacity. Additionally, Morgan Stanley is acting for no one else in relation to the Transaction and will not regard any other person as a client in relation to the Transaction and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Transaction or any other matters referred to in this announcement.  The consultation with the Directors, as referred to above, was for the sole benefit of the Directors for the purposes of their obligations under rule 13 of the ESM Rules (related party transactions). It was not made for the benefit of anyone else, including but not limited to any shareholder of AIB, and should not to be relied on by any person or entity for any purpose whatsoever other than the Directors, as set out above.

AIB Corporate Finance Limited is acting exclusively for AIB and no one else in connection with the Transaction and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the Transaction and will not be responsible to anyone other than AIB for providing the protections afforded to clients of AIB Corporate Finance Limited or for providing advice in relation to the Transaction or any other matter referred to in this announcement.

None of the Minister, the Department of Finance, the Irish Government, the NTMA or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Document. No Relevant Person has authorised or will authorise the contents of any Document.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  26 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.